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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                              The Mills Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    601148109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 28 Pages
                         Exhibit Index Found on Page 28

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,789,290
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,789,290
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,789,290
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,636,475
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,636,475
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,636,475
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 28 Pages

                                     13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    373,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     373,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            373,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 4 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    134,885
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     134,885
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            134,885
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    211,350
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     211,350
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            211,350
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 9 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 10 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 11 of 28 Pages

                                     13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Douglas M. MacMahon
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 12 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 13 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 14 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 15 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 16 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 17 of 28 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 18 of 28 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [  ]
                                                              (b) [X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group - See Item 5)
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 19 of 28 Pages

         This Amendment No. 8 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meanings given to them in a prior Schedule 13D.

         By virtue of the transactions and agreements reported in this Amendment, the Reporting Persons may be deemed to have become members of a group with Simon Property Group, Inc. ("Co-Investor") with respect to the shares of common stock, par value $0.01 (the "Shares"), of The Mills Corporation (the "Company") currently owned by the Reporting Persons. This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Co-Investor is responsible solely for the information contained in its separate filing on Schedule 13D. See Item 5 for additional information regarding Shares which the Co-Investor may be deemed to beneficially own.


Item 4.  Purpose of the Transaction
-----------------------------------

         Item 4 of the Schedule 13D is amended and updated by adding the following:

         As previously reported, on February 4, 2007, Farallon Capital Management, L.L.C. ("Farallon Capital"), an affiliate of the Reporting Persons, and Co-Investor submitted to the Board of Directors of the Company a joint proposal to acquire all of the outstanding Shares (the "Proposal") for a cash price of $24.00 per Share and per LP Unit not owned by the Company (the "Offer Price"). The Company subsequently announced on February 6, 2007 that its Board of Directors had determined that the Proposal was reasonably likely to lead to a "Superior Competing Transaction," as defined in the Agreement and Plan of Merger, dated as of January 17, 2007 (the "Brookfield Merger Agreement"), by and among the Company, The Mills Operating Partnership, L.P., a Delaware limited partnership managed by the Company ("MLP"), and Brookfield Asset Management, Inc., an Ontario corporation ("Brookfield").

         As reported by the Company in its press release and Form 8-K both issued on February 13, 2007, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the "Farallon Funds") and Co-Investor submitted a definitive offer (subject to the terms and conditions contained therein, the "Binding
Offer") on February 12, 2007, to acquire the Company and MLP for the Offer Price, except as otherwise provided in the Binding Offer.

         In the evening of February 15, 2007, the Farallon Funds and the Co-Investor modified the Binding Offer to, among other things, increase the Offer Price to $25.25 (the "Revised Offer Price").

         On February 16, 2007 the Company terminated the Brookfield Merger Agreement in accordance with its terms and accepted the Binding Offer as modified by the Revised Offer Price. In connection with such acceptance, the Company and MLP entered into an Agreement and Plan of Merger (the "Merger Agreement") with (i) SPG-FCM Ventures, LLC ("Parent"), a Delaware limited liability company formed by the Farallon Funds and Simon Property Group, L.P. ("Co-Investor LP"), a Delaware limited partnership and a majority-owned subsidiary of Co-Investor, (ii)


                              Page 20 of 28 Pages

SPG-FCM Acquisition, Inc. ("Purchaser Sub"), a Delaware corporation and wholly owned subsidiary of Parent, and (iii) SPG-FCM Acquisition, L.P. ("Purchaser LP"), a Delaware limited partnership managed by Purchaser Sub. Under the terms of the Merger Agreement, (i) Parent will commence a tender offer (the "Tender Offer") for all of the outstanding Shares at a per Share purchase price of $25.25 in cash, without interest, the closing of which is subject to certain conditions, including the valid tender of a sufficient number of Shares which, together with the Shares held by the Reporting Persons, the Co-Investor, Parent and any of its controlled subsidiaries (and excluding (x) Shares subject to the Stark Option (as such term is defined below) unless those Shares are validly tendered into the Tender Offer and not withdrawn or those Shares are purchased upon exercise of the Stark Option and (y) Shares subject to the Short Form Merger Option Agreement (as such term is defined below)), constitute a majority of the outstanding Shares on a fully diluted basis, the absence of injunctions or illegality, receipt of a tax opinion, the absence of a material adverse effect on the Company, and the accuracy of the Company's and MLP's representations in the Merger Agreement, followed by (ii) a merger of Purchaser Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (except to the extent provided in the Merger Agreement), in which all Shares not acquired in the Tender Offer (other than those as to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive $25.25 in cash, without interest. Under the terms of the Merger Agreement, under certain circumstances the merger of Purchaser Sub and the Company may be effected in a one step transaction, without a tender offer, through the merger of the Company with and into Purchaser Sub. The purpose of the transactions contemplated by the Merger Agreement is the acquisition of all outstanding Shares.

         The description of the terms of the Merger Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007 and is incorporated herein by reference.

         Concurrently with the Merger, Purchaser LP will merge with and into MLP, and, in connection therewith, all of the LP Units, except for those LP Units owned by the Company, the Parent or any of their respective direct or indirect subsidiaries, will be converted into (i) the right to receive the Revised Offer Price, or (ii) in the case of holders of LP Units meeting certain qualifications, at the option of the holder, the right to receive 0.211 units of the Co-Investor LP for each LP Unit (the "Rollover"); provided, that if offering this election would reasonably be expected to delay the closing of the Merger, then these qualified holders will instead receive a preferred limited partnership unit in MLP, which will carry only the right to elect the cash Revised Offer Price or the Co-Investor LP units offered to holders in the Merger. In connection with the transactions described in this paragraph, the registration of the LP Units under Section 12 of the Exchange Act will be terminated.

         Under the terms of the Merger Agreement, upon the closing of the Tender Offer, Parent will be entitled to designate for appointment to the Board of Directors of the Company a pro rata number of directors based upon the percentage that the Shares owned by Parent and its affiliates bears to the total number of Shares then outstanding (including Shares accepted for payment in the Tender Offer, but excluding any Shares held by the Company or any of its subsidiaries), subject to the requirement that at least two "disinterested directors" remain on the Board. In addition, the Farallon Funds and Co-Investor have previously agreed that they would each designate such number of directors based upon their respective percentage interests in Parent (which is currently expected to be one-half each).


                              Page 21 of 28 Pages

         The Merger Agreement provides that the Company will negotiate in good faith with Parent and enter into a management agreement to be effective upon the date Shares are first purchased pursuant to the Tender Offer. The management agreement will provide that an affiliate of Co-Investor LP will manage the properties of the Company and its controlled affiliates for an agreed upon management fee.

         If Shares are acquired in the Tender Offer, then consummation of the Merger will be subject to receipt of stockholder approval if required under applicable law (the receipt of stockholder approval will be assured because, as a result of the purchase of Shares pursuant to the Tender Offer, Parent and its affiliates will own a majority of the Shares) and will be subject to the absence of any injunctions or similar legal impediment. If a stockholder vote is required and the Company remains subject to the requirements of the Exchange Act, consummation of the Merger would be delayed until after the Company has filed the financial statements required under Regulation S-X under the Exchange Act unless a waiver were to be obtained from the Securities and Exchange Commission.

         After the Merger is consummated (or under certain circumstances after the closing of the Tender Offer), the Shares will no longer be traded on the New York Stock Exchange and the registration of the Shares under Section 12 of the Exchange Act will be terminated. In addition, it is also expected that as promptly as practicable following the Merger, Parent will liquidate and terminate the existence of the Company in accordance with the provisions of Delaware law, and holders of classes of preferred stock of the Company will receive cash in an amount equal to the liquidation preference and any other amount due in accordance with the terms of such preferred stock, and in connection therewith the registration of such shares under Section 12 of the Exchange Act will be terminated (to the extent registered under Section 12 of the Exchange Act as of the time of such liquidation).

         Concurrently  with  the  execution  of the  Merger  Agreement,  (i) the
Farallon Funds and Co-Investor LP each delivered a commitment letter (collectively, the "Commitment Letters"), dated February 12, 2007, to the Company pursuant to which (x) the Farallon Funds agreed to provide $650 million of equity funding to Parent, subject to certain conditions and (y) Co-Investor LP agreed to provide $650 million of equity funding to the Parent and to loan (or to cause the loan of) such additional amount as is required to fund the amount payable by the Parent or the Company under the Merger Agreement in respect of all of the Shares, LP Units and the Company's preferred stock, in each case subject to certain conditions, (ii) Co-Investor LP delivered a commitment letter (the "Co-Investor OP Unit Commitment Letter") to the Company pursuant to which Co-Investor LP agreed to take all necessary steps to issue its limited partnership units in connection with the Rollover, (iii) the Farallon Funds delivered a letter agreement (the "Lock-Up Agreement") to the Company pursuant to which they agreed not to sell any of their Shares until the earlier of the end of the Tender Offer period or the termination of the Merger Agreement, subject to certain exceptions, and agreed to vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) Parent, Purchaser Sub and the Company entered into a Short Form Merger Option Agreement (the "Short Form Merger Option Agreement") pursuant to which the Company granted an option to Parent to purchase upon the completion of the Tender Offer additional Shares (as are authorized) if and only if, and to the extent that, such purchase would result in Parent or Purchaser Sub (or any permitted assignee) owning at least 90% of the outstanding Shares (after giving effect to the exercise of the option), in order to facilitate prompt completion of the Merger pursuant to a "short form" merger without any action of the stockholders, and (v) Co-Investor entered into a Credit and Guaranty Agreement (the "Credit and Guaranty Agreement") with MLP, the Company, certain subsidiaries of the Company and the lender parties


                              Page 22 of 28 Pages
thereto, pursuant to which Co-Investor, as administrative and collateral agent, agreed to provide or cause to be provided certain financing to the Company to replace the financing provided under the Restated Credit and Guaranty Agreement, dated as of January 17, 2007, by and among MLP, the Company, certain subsidiaries of the Company, the lender parties thereto, and Brookfield.

         In addition, on February 4, 2007 Co-Investor entered into a Stock Option Agreement (the "Stark Option Agreement') with Stark Master Fund Ltd. ("Stark") pursuant to which Stark granted to Co-Investor the option to purchase the 2,830,061 Shares held by Stark, subject to the terms and conditions set forth therein (the "Stark Option").

         The description of the terms of the Commitment Letters, the Co-Investor OP Unit Commitment Letter, the Lock-Up Agreement, the Short Form Merger Option Agreement and the Credit and Guaranty Agreement contained herein is a summary only, and is qualified in its entirety by reference to the terms of the applicable exhibits to the Current Report on Form 8-K filed by the Company on February 16, 2007, each of which is incorporated herein by reference. The description of the terms of the Stark Option Agreement contained herein is a summary only, and is qualified in its entirety by reference to the terms of the Stark Option Agreement which is filed as Exhibit 9 to this Schedule 13D and is incorporated herein by reference.

         On February 16, 2007, a press release related to the Merger Agreement was issued by the Company, Farallon Capital and Co-Investor, a copy of which is attached as Exhibit 10 to the Schedule 13D and is incorporated herein by reference.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The Farallon Funds
         ------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,890,666 Shares outstanding as of January 1, 2007 as represented by the Company in
                           Section 3.3(a) of the Brookfield Merger Agreement, which was attached as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on January 17, 2007.

                  (c) There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual


                              Page 23 of 28 Pages

                           Reporting   Persons  are  managing   members  of  the
                           Farallon General Partner.

                  (e)      Not applicable.


         The Farallon General Partner
         ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon Individual Reporting Persons
         -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

         In addition, the Reporting Persons understand that Co-Investor may be deemed to beneficially own 2,830,061 Shares currently held by Stark, under the terms of the Stark Option Agreement described in Item 4 above. Accordingly, the Reporting Persons and Co-Investor, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to beneficially own an aggregate of 8,975,061 Shares or approximately 15.8% of the outstanding Shares. The Reporting Persons have no information with respect to Co-Investor's beneficial ownership of the Shares other than its arrangement with Stark under the Stark Option Agreement. The Reporting Persons have no financial interest in, and no


                              Page 24 of 28 Pages
voting or dispositive power with respect to, any Shares beneficially owned by Co-Investor, and disclaim beneficial ownership over any Shares beneficially owned by Co-Investor.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Except as disclosed in a prior Schedule 13D or as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         The following documents are filed as exhibits to this Schedule 13D:

Exhibit 9         Stark Option Agreement, dated February 4, 2007

Exhibit 10        Press Release, dated February 16, 2007



















                              Page 25 of 28 Pages

                                    SIGNATURES
                                    ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2007


               /s/ Monica R. Landry
            ----------------------------------------
            FARALLON PARTNERS, L.L.C.,
            On its own behalf and
            as the General Partner of
            FARALLON CAPITAL PARTNERS, L.P.,
            FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
            FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
            FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and
            TINICUM PARTNERS, L.P.
            By Monica R. Landry,
            Managing Member




               /s/ Monica R. Landry
            ----------------------------------------
            Monica R. Landry, individually and as attorney-in-fact
            for each of Chun R. Ding, William F. Duhamel,
            Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier,
            Thomas F. Steyer and Mark C. Wehrly

         The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by


                              Page 26 of 28 Pages
such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

























                              Page 27 of 28 Pages

                                  EXHIBIT INDEX

EXHIBIT 9                        Stark Option Agreement, dated February 4, 2007
EXHIBIT 10                       Press Release, dated February 16, 2007










                              Page 28 of 28 Pages

                                                                       EXHIBIT 9
                                                                              to
                                                                    SCHEDULE 13D


                             STOCK OPTION AGREEMENT
                             ----------------------

         Stock Option Agreement (this "Agreement"), dated as of February 4, 2007, between Simon Property Group, Inc., a Delaware corporation ("Purchaser"), and Stark Master Fund Ltd., a BVI corporation ("Stockholder").

                                   Background
                                   ----------

         A. Stockholder beneficially owns 2,830,061 shares of common stock, par value $.01 per share ("Common Stock"), of Mills Corporation, a Delaware corporation (the "Company").

         B. Purchaser intends to submit a proposal to acquire the Company at a cash price per share of Common Stock of at least $23 (the "Proposal"), with the objective of entering, directly or through an affiliated entity, into a merger agreement with the Company (the "Purchaser Merger Agreement") upon the termination of the Company's existing merger agreement in accordance with its terms.

         C. As a condition to the willingness of Purchaser to propose the acquisition of the Company, Purchaser has required that Stockholder agree, and Stockholder has agreed, to grant Purchaser the option to purchase the 2,830,061 shares of Common Stock beneficially owned by Stockholder (the "Shares").

         In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

         1      Stock Option.
                ------------

                1.1. Grant of Stock Option. Subject to the terms herein, Stockholder hereby grants to Purchaser an irrevocable option (the "Stock Option") to purchase all of the Shares upon the terms and subject to the conditions set forth herein at a cash price per Share equal to the greater of
(i) $23 or (ii) such greater price to be paid for shares of Common Stock upon consummation of the merger contemplated by the Purchaser Merger Agreement (as such Agreement may be amended from time to time) or pursuant to any tender offer made pursuant to the Purchaser Merger Agreement (as such

Agreement may be amended from time to time) (the "Option Price"). If Stockholder acquires beneficial ownership of additional Shares after the date hereof, then such additional Shares shall become subject to the Option and Stockholder shall notify Purchaser in writing of such acquisition.

                1.2. Exercise of Stock Option. (a) The Stock Option may be exercised by Purchaser, in whole or in part, at any time, or from time to time, prior to the Termination Date (as hereinafter defined) if and only if (i) Merlot waives the ownership limitations set forth in Article XII of its certificate of incorporation (as amended) with respect to Buyer and any persons who may be deemed to be part of a group with Buyer for purposes of such ownership limitations and (ii) the Purchaser Merger Agreement shall have been entered into by Purchaser or an affiliated entity and the Company.

                    (b) In the event Purchaser wishes to exercise the Stock Option, Purchaser shall send a written notice (an "Exercise Notice") to Stockholder specifying the total number of Shares Purchaser wishes to purchase from the Stockholder and a date, which shall be a Business Day, and a place, which shall be in the City of New York, for the closing of such purchase (a "Stock Option Closing"). The date specified in such Exercise Notice may be as early as four Business Days after the date of such Exercise Notice.

                    (c) If on the date an Exercise Notice is delivered to Stockholder, Purchaser is prohibited by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") from purchasing the number of Shares specified in the Exercise Notice, then there shall be two Stock Option Closings. At the first Stock Option Closing, the maximum number of Shares which Purchaser is then permitted to purchase by the HSR Act shall be deemed to be the number of Shares specified in the Exercise Notice for that Stock Option Closing. A second Stock Option Closing shall be held two Business Days after Purchaser provides written notice to Stockholder of Purchaser's ability to purchase the remaining Shares specified in the original Exercise Notice.

                    (d) For the purposes of this Agreement, the term "Business Day" shall mean a day on which banks are not required or authorized to be closed in the City of New York.

                1.3. Conditions to Delivery of the Shares. The obligation of Stockholder to deliver the Shares upon any exercise of a Stock Option is subject to the following additional conditions:

                    (a) All waiting periods under the HSR Act applicable to such exercise of the Stock Option and the delivery of the Shares subject to such Stock Option in respect of such exercise shall have expired or been terminated; and

                    (b) There shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting such exercise of such Stock Option or the delivery of the Shares subject to such Stock Option in respect of such exercise.

                1.4. Stock Option Closings. At each Stock Option Closing, Stockholder will deliver to Purchaser a certificate or certificates evidencing the number of Shares specified in the Exercise Notice delivered to Stockholder in respect of such Stock Option Closing, each such certificate being duly endorsed in blank and accompanied by such stock powers and such other documents as may be necessary in Purchaser's judgment to transfer record ownership of the Shares into Purchaser's name on the stock transfer books of the Company and Purchaser will purchase the delivered Shares at the Offer Price. All payments made by Purchaser to Stockholder pursuant to this Section 1.4 shall be made by wire transfer of immediately available funds to an account specified in writing by Stockholder, in an amount equal to the product of (a) the Option Price and
(b) the number of Shares specified in the Exercise Notice delivered in respect of such Stock Option Closing.

                1.5. Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, subdivision, merger, recapitalization, combination, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash or securities) which would have the effect of diluting or otherwise adversely affecting Purchaser's rights and privileges under this Agreement, the number and kind of the Shares and the consideration payable in respect of the Shares shall be appropriately and equitably adjusted to restore to Purchaser its rights and privileges under this Agreement. Without limiting the scope of the foregoing, in any such event, at the option of Purchaser, the Stock Option shall represent the right to purchase, in addition to the number and kind of Shares which Purchaser would be entitled to purchase pursuant to the immediately preceding sentence, whatever securities, cash or other property the Shares subject to the Stock Option shall have been converted into or otherwise exchanged for, together with any securities, cash or other property which shall have been distributed with respect to such Shares.

                1.6. Purchaser Sale of Shares. (a) If subsequent to the exercise of the Stock Option, the Merger Agreement is terminated and within twelve months after the termination of the Merger Agreement Purchaser (or any affiliate of Purchaser to which the Shares have been transferred) sells or otherwise in any way disposes of, in whole or in part, the Shares to a third party (other than an affiliate of Purchaser) in a transaction in which Purchaser (or its affiliated transferee) receives cash and/or securities having a value in excess (such excess is hereinafter the "Excess") of the Option Price, Purchaser will, promptly after the completion or sale or other disposition, pay or deliver to Stockholder 50% of the Excess for each Share sold or otherwise disposed of within three Business Days after Purchaser receives such Excess. That portion of the Excess shall be paid, to the extent Purchaser (or its transferee) received cash, in cash and, to the extent that Buyer (or its transferee) received securities or other consideration, in such securities, or other consideration (or, if there is received a combination of cash and securities, then the portion of the Excess shall be paid in a combination of cash and securities in the same proportion as received in the disposition of the Shares. (If Purchaser sells Shares in addition to the Shares acquired pursuant to the exercise of this Option but does not sell all of the

Shares it owns, then it shall be deemed to have sold that portion of the Shares acquired pursuant to the Option equal to the proportion such Shares represent of all Shares owned by Purchaser.)

                    (b) The value of such securities or other consideration shall be determined as of the date of the receipt thereof. The value of any securities listed on a national securities exchange or traded on the Nasdaq National Market shall be equal to the average closing price of such security on such exchange or Nasdaq National Market for the ten trading days prior to the date of determination. If Purchaser and Stockholder cannot within 15 days of receipt of any other securities or other consideration agree as to its value, the value of such consideration shall be determined by agreement between two nationally recognized investment banking firms, one of which will be designated by Purchaser and the other of which will be designated by Stockholder. Each of Purchaser and Stockholder shall be responsible for the costs and expenses of the investment banking firm it designates. If such investment banking firms are unable to agree as to the value of such securities or other consideration within 30 days after receipt thereof by Purchaser, such value shall be established by a third investment banking firm selected by the initial investment banking firms. All costs and expenses of the third investment banking firm shall be shared equally by Purchaser and Stockholder.

         2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Purchaser as follows:

                2.1. Title to the Shares. Stockholder is the owner (both beneficially and of record) of the Shares (which term as of the date hereof is comprised of 2,830,061 shares of Common Stock) and Stockholder does not beneficially own any other shares of Common Stock. Stockholder owns all of the Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, and, except as provided in this Agreement, Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of the Shares. Upon the exercise of the Stock Option and the delivery to Purchaser by Stockholder of a certificate or certificates evidencing the Shares, Purchaser will receive good, valid and marketable title to the Shares, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Purchaser's voting rights, charges and other encumbrances of any nature whatsoever.

                2.2. Authority Relative to This Agreement. The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Stockholder. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

                2.3. No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for (i) requirements of federal and state securities laws, and (ii) requirements arising out of the HSR Act, (b) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents, if any, of Stockholder, (c) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Stockholder or by which any property or asset of Stockholder is bound or affected, or (d) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any property or asset of Stockholder is bound or affected, except in each case to the extent any such breach or default, whether taken singly or in the aggregate, would not have a material adverse effect on Stockholder's ability to consummate the transactions contemplated hereby.

                2.4. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

         3. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Stockholder as follows:

                3.1. Authority Relative to This Agreement. Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

                3.2. No Conflict. The execution and delivery of this Agreement by Purchaser does not, and the performance of this Agreement by Purchaser will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for (i) requirements of federal and state securities laws, and
(ii) requirements arising out of the HSR Act, (b) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents, if any, of Purchaser, (c) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or by which any property or asset of Purchaser is bound or affected, or (d) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound or affected, except in each case to the extent any such breach or default, whether taken singly or in the aggregate, would not have a material adverse effect on Purchaser or its ability to consummate the transactions contemplated hereby.

                3.3. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from Stockholder in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

         4. Covenants of Stockholder.
            ------------------------

                4.1. No Disposition or Encumbrance of Shares. Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, Stockholder shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares now owned or that may hereafter be acquired by Stockholder. Notwithstanding the foregoing, nothing in this Agreement shall prevent Stockholder from (i) tendering any of the Shares into any tender offer made pursuant to the Purchaser Merger Agreement (and any Shares purchased in such tender offer shall reduce the number of Shares of Common Stock subject to the Option), (ii) tendering any of the Shares into any other tender offer for consideration in excess of the Option Price if Shares may be purchased pursuant to that tender offer prior to the earlier of (x) April 30, 2007 and (y) the date Purchaser or an entity affiliated with Purchaser shall have entered into the Purchaser Merger Agreement, (iii) accepting the merger consideration in exchange for the Shares upon consummation of the merger contemplated by the Purchaser Merger Agreement, or (iv) accepting the merger consideration in exchange for the Shares upon consummation of a merger between the Company and any other third party following the purchase of shares of Common Stock by that third party pursuant to a tender offer.

                4.2. No Solicitation of Transactions. Stockholder shall not, directly or indirectly, through any agent or representative or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), trust, association or entity (collectively, other than Purchaser and any affiliate of Purchaser, a "Person") relating to (i) any acquisition or purchase of all or any of the Shares or (ii) any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any of its subsidiaries (each, a "Subsidiary") or any business combination with the Company or any Subsidiary or participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any Person to do or seek any of the foregoing.

         5.Termination. This Agreement and the Option shall automatically terminate upon the earliest of (i) on the close of business on February 9, 2007 if Purchaser or an entity affiliated with Purchaser has not delivered the Proposal in writing to the Company on or before that time, (ii) on the close of business on April 30, 2007 if Purchaser or an entity affiliated with Purchaser has not entered into the Purchaser Merger Agreement on or before such time,
(iii) the termination of the Purchaser Merger Agreement (if the Purchaser Merger Agreement is entered into on or before the time specified in clause (i)), (iv) August 1, 2007, or (v) the transfer of all the Shares as permitted by Section
4.1 hereof. (The time of such termination is referred to as the "Termination Date"). The provisions of Section 1.6 hereof shall survive any termination of this Agreement. Although neither of the parties to this Agreement believes, or intends, that a "group" as defined in Section 13(d)(3) of the Exchange Act (a "13D Group") shall be formed or result from this Agreement or the transactions contemplated hereby, if the U.S. Securities and Exchange Commission (the "SEC") determines that Purchaser and Stockholder have formed, joined in or are in any way participating in a 13D Group together or if Purchaser or any affiliated entities files a Statement on Schedule 13D with the SEC stating that Purchaser and Stockholder have formed, joined in or are in any way participating in a 13D Group together, then either Purchaser or Stockholder may terminate this Agreement and the Option by delivering written notice to the other. (If either party receives any inquiry from the SEC regarding this Agreement and a 13D Group, then it shall advise the other of this inquiry reasonably promptly).

         6. Miscellaneous.
            -------------

                6.1. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

                6.2. Further Assurances. Stockholder and Purchaser will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

                6.3. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                6.4. Entire Agreement. This Agreement constitutes the entire agreement between Purchaser and Stockholder with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between Purchaser and Stockholder with respect to the subject matter hereof.

                6.5. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to any affiliate of Purchaser, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

                6.6. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                6.7. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any party hereto may
(a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                6.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                6.9. Notices. Except as otherwise provided herein, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile transmission, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.9):

                           if to Purchaser:

                                    Simon Property Group, Inc.
                                    225 W. Washington Street
                                    Indianapolis, IN  46204
                                    Attention: James M. Barkley, Esq.
                                               General Counsel
                                    Facsimile: (317) 685-7377
                                    Telephone: (317) 263-7083

                           with a copy to:

                                    Fried, Frank, Harris, Shriver & Jacobson LLP
                                    One New York Plaza
                                    New York, New York  10004-1980
                                    Attention: Peter Golden
                                    Facsimile: (212) 859-4000
                                    Telephone: (212) 859-8000

                           if to Stockholder:

                                    Stark Master Fund Ltd.
                                    c/o Stark Offshore Management LLC
                                    3600 South Lake Drive
                                    St. Francis, Wisconsin 53235
                                    Attention: Todd Turall
                                    Facsimile: (414) 294-7700
                                    Telephone: (414) 294-7000

                           with a copy of all communications to Stockholder:

                                    Baker & McKenzie, LLP
                                    One Prudential Plaza, Suite 3500
                                    130 East Randolph Drive
                                    Chicago, Illinois  60601
                                    Attention: James P. O'Brien
                                               Michael F. DeFranco
                                    Facsimile: (312) 861-2899
                                    Telephone: (312) 861-8000

                6.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in Delaware without regard to any principles of choice of law or conflicts of law of such state. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware and the parties agree to personal and subject matter jurisdiction therein.

                6.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                6.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.


                                    SIMON PROPERTY GROUP, INC.

                                    By:   /s/ David Simon
                                        -------------------------------
                                        Name: David Simon
                                        Title: Chief Executive Officer



                                    STARK MASTER FUND LTD
                                    By: STARK OFFSHORE MANAGEMENT LLC,
                                               its investment manager

                                    By:
                                        -------------------------------
                                        Name:
                                        Title:

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.


                                    SIMON PROPERTY GROUP, INC.

                                    By:
                                        -------------------------------
                                        Name:
                                        Title:



                                    STARK MASTER FUND LTD
                                    By: STARK OFFSHORE MANAGEMENT LLC,
                                               its investment manager

                                    By: /s/ Colin M. Lancaster
                                        -------------------------------
                                        Name:Colin M. Lancaster
                                        Title: Principal

                                                                      EXHIBIT 10
                                                                              to
                                                                    SCHEDULE 13D



SIMON   PROPERTY
        GROUP, INC.                                            THE MILLS



FARALLON



Contacts:
--------
Simon Property Group and Farallon         The Mills:
Media:                                    Ken Volk
Hugh Burns/Stephanie Pillersdorf/Brooke   The Mills Corporate Communications
Morganstein                               (301) 968-6390
Sard Verbinnen & Co
(212) 687-8080
                                          Judith Wilkinson/Jeremy Jacobs
                                          Joele Frank, Wilkinson Brimmer Katcher
Simon Investor Relations:                 (212) 355-4449
Shelly Doran
(317) 685-7330

                    SIMON PROPERTY GROUP AND FARALLON CAPITAL
             AGREE TO ACQUIRE THE MILLS FOR $25.25 PER COMMON SHARE

  Cash Tender Offer for The Mills Common Shares to Commence by End of February

                     ---------------------------------------

Indianapolis, IN, San Francisco, CA, and Chevy Chase, MD, February 16, 2007 - Simon Property Group, Inc. (NYSE: SPG) ("SPG"), Farallon Capital Management, L.L.C. ("Farallon"), and The Mills Corporation (NYSE: MLS) ("The Mills") today announced that a joint venture between an entity owned by SPG and funds managed by Farallon has entered into a definitive merger agreement with The Mills under which it will acquire The Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of The Mills and common units of The Mills Limited Partnership not owned by The Mills, and approximately $7.9 billion including assumed debt and preferred stock.

         In connection with the transaction, The Mills has terminated its previous merger agreement (the "BAM Agreement") with Brookfield Asset Management Inc. (NYSE and

TSX: BAM) after determining that the SPG/Farallon offer was more favorable to its stockholders.
         The acquisition of The Mills will be completed through a cash tender offer at $25.25 per share for all outstanding shares of The Mills common stock, which is expected to commence before the end of February. The tender offer will be followed by a merger in which all common shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer will be subject to the receipt of valid tenders for a majority of The Mills' fully diluted common shares and the satisfaction of other customary conditions.
         Funds managed by Farallon currently own more than 10.8% of the outstanding common shares of The Mills. In addition, SPG has obtained an option to acquire approximately 4.9% of The Mills common shares from Stark Master Fund Ltd.
         David Simon, Chief Executive Officer of SPG, said, "The Mills properties are an excellent strategic fit with our existing retail assets, and they present a compelling opportunity for the shareholders of SPG, the Farallon investors and The Mills' existing joint venture partners. We are confident that our significant experience operating both upscale regional malls and outlet centers, vast resources, previous ownership interest in certain Mills properties and history of successful acquisitions, together with Farallon's financial expertise, will allow us to improve performance of The Mills assets and maximize value for all stakeholders."
         Richard B. Fried, a Managing Member of Farallon, said, "This is an excellent opportunity for us to expand our real estate portfolio with high-quality assets in key metropolitan centers and team with the clear leader in the retail real estate sector. Our partnership with SPG will allow these quality assets to perform to their true potential."
         Mark S. Ordan, Chief Executive Officer and President of The Mills, said, "We are delighted that our strategic alternatives process has resulted in such an outstanding result for stockholders. We believe the agreement with SPG and Farallon offers excellent value to The Mills' stockholders and gives them the chance to receive consideration quickly by means of the tender offer. SPG and Farallon are smart investors who recognized the high quality and potential of The Mills' properties and have the resources to upgrade our properties and to continue to attract premium tenants to The Mills assets."

         The Mills Limited Partnership common unitholders will receive $25.25 per unit in cash, subject to certain qualified unit holders having the option to exchange their units for limited partnership units of SPG's Operating Partnership based upon a fixed exchange ratio of 0.211 SPG Operating Partnership units for each unit of The Mills LP.
         SPG has provided The Mills with debt financing by replacing The Mills' senior term loan and revolving line of credit from Brookfield with a new senior term loan and revolving line of credit.
         The transaction was unanimously approved by The Mills Board of Directors, with those directors affiliated with Kan Am abstaining. The tender offer is expected to close in approximately 45 days.
         Merrill Lynch & Co. is serving as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel to SPG. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Richards Kibbe & Orbe LLP are acting as legal counsel to Farallon. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are serving as financial advisors and Wachtell, Lipton, Rosen & Katz, Hogan & Hartson LLP and Willkie Farr & Gallagher LLP are serving as legal advisors to The Mills.
         The Mills will today file a current report on Form 8-K with the U.S. Securities and Exchange Commission containing a copy of the merger agreement that The Mills has entered into with the SPG/Farallon group. The current report on Form 8-K will be available on the SEC's website, http://www.sec.gov, and on The Mills' website, http://www.themills.com.

About Simon Property Group
Simon  Property  Group,  Inc.  ("SPG"),  an S&P  500  company  headquartered  in
Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Centers(R) and community/lifestyle centers. SPG's current total market capitalization is approximately $52 billion. Through its subsidiary partnership, SPG currently owns or has an interest in 286 properties in the United States containing an aggregate of 201 million square feet of gross leasable area in 38 states plus Puerto Rico. SPG also owns interests in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com.

About Farallon Capital Management, L.L.C.

Farallon Capital Management, L.L.C. ("Farallon") is a global, San Francisco-based investment management company that manages discretionary equity capital of more than $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. More information about Farallon may be found at www.faralloncapital.com.

About The Mills Corporation
The Mills Corporation, based in Chevy Chase, MD, is a developer, owner and manager of a diversified portfolio of retail destinations, including regional shopping malls and market-dominant retail and entertainment centers. It currently owns 38 properties in the United States totaling approximately 47 million square feet. The Mills is traded on the New York Stock Exchange under the ticker: MLS. For more information, visit The Mills' website at www.themills.com.

                                      # # #

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of The Mills' common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Mills common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that we select. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

The Mills will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Stockholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Stockholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about The Mills, the tender offer and the merger, if and when available, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about The Mills, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to The Mills Corporation, Attention: Investor Relations, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, by phone at (301) 968-8367, or on The Mills' Internet site at http://www.themills.com.

Forward-Looking Statements
This release contains forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.